SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number 001-14489

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Centro Oeste Celular Participações Holding Company
(Translation of Registrant's name into English)

SCS - Quadra 2, Bloco C, Edifício Anexo-Telebrasília Celular
-7° Andar, Brasília, D.F.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE CENTRO OESTE CELULAR PARTICIPAÇÕES S/A
Publicly-held Company - C.N.P.J. 02.558.132/0001-69

NOTICE TO SHAREHOLDERS

PAYMENT OF INTERESTS ON SHAREHOLDERS' EQUITY

We hereby notify the Shareholders that, as from 12/22/2004, we shall start paying Interests on the Shareholders' Equity - JSCP related to common and preferred shares, in connection with their shareholding position as of 01/29/2004, relating to fiscal year ended on 12/31/2003, pursuant to a resolution of the General Shareholders Meeting held on March 25, 2004, as follows :

1) AMOUNTS TO BE PAID PER LOT OF ONE THOUSAND SHARES

INCOME	NET AMOUNT - R$ Tax-immune and Exempted Shareholders		NET AMOUNT - R$ Taxed Shareholders
	Common Shares	Preferred Shares	Common Shares	Preferred Shares
Interests on Shareholders' Equity(JSCP)	0.348144	0.348144	0.295922	0.295922

2) PAYMENT FORMS:

2.1.) Credit to bank account as designated by the shareholder and updated by Banco ABN AMRO Real S/A (Trustee for the company's book-entry shares);

2.2.) Direct payment from the Stock Exchange to the shareholders participating in the trust custody;

2.3.) Payment from branches of Banco ABN AMRO S/A for those shareholders not included in any of the foregoing options.

3) GENERAL INSTRUCTIONS

In order to qualify for receipt of JSCP/Dividends, a Shareholder not registered pursuant to item 2.1 above must appear to the assistance location, provided with evidence of Bank Account for registration (optional) and with certified copies of his/its identification documents: Individuals: CPF and Identity Card; evidence of updated address (2 months); Legal Entities: CNPJ, partners' documents, Minutes of Meetings, Bylaws, evidence of updated address (2 months), Articles of Association and amendments thereto. Delivery of power of attorney drawn-up with a notary public with specific powers for receipt of dividends shall be mandatory in the event the Shareholder intends to be represented by an attorney-in-fact, in addition to the above required evidences and certified copies of documents, as the case may be.

4) ASSISTANCE LOCATIONS

•  All branches of Banco ABN AMRO Real S/A

5) IMPORTANT NOTICES

In accordance with Article 287, item II of Law 6.404 - the Stock Companies Act, dated 12/15/76, the term for claiming dividends is forfeited within three (3) years from the date the dividends are made available to the shareholders.

Interests on Shareholders' Equity were levied by income tax at the rate of 15%, paid in advance, except for tax-immune/exempted shareholders who identified themselves as such with Banco ABN AMRO Real S/A until February 04, 2004, pursuant to an Official Notice published in Gazeta Mercantil and in the Federal District Official Gazette on 01/28/2004.

Brasília, December 16, 2004.

Paulo Cesar Pereira Teixeira
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2004

TELE CENTRO OESTE CELLULAR HOLDING COMPANY

By:	/S/ Paulo Cesar Pereira Teixeira
Paulo Cesar Pereira Teixeira Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.